Exhibit 99.3

Ryde Reports 31% Revenue Growth and Improved Adjusted EBITDA in First Half of 2025

SINGAPORE, October 24, 2025 – Ryde Group Ltd (NYSE American: RYDE) (“Ryde” or the “Company”), a leading technology platform for mobility and quick commerce headquartered in Singapore, today announced the financial results for the six months ended June 30, 2025 (“1H 2025”).

Key Financial Highlights for First Half 2025:

●	Revenue: The Company reported revenue of S$5.7 million (US$4.5 million), up from S$4.4 million (US$3.2 million) in 1H 2024. Revenue growth during the period was primarily driven by expansion across both supply and demand, supported by stronger rider and driver engagement as well as improved platform efficiency.

●	Adjusted EBITDA: The Company saw its adjusted EBITDA improve by 14%, the adjusted EBITDA deficit narrowed to S$2.9 million (US$2.3 million) in 1H2025. This improvement reflects Ryde’s ongoing efforts to optimise operational efficiency, achieved through strategic adjustments in driver-partner incentives and rider-related costs. These measures have contributed to a more sustainable cost structure, setting the company on a path towards profitability while continuing to create value for both driver-partners and riders.

First Half 2025 Milestones:

Ryde achieved several significant milestones in the first half of 2025, including:

●	Zero-commission policy & platform fee adjustments: In January 2025, Ryde reaffirmed that it maintains 0% commission for driver-partners, while adjusting platform fees.

●	Partnership with Delivery Chinatown: In January 2025, Ryde announced strengthened ties with Delivery Chinatown, a Singapore platform focused on Chinese-speaking customers and Chinatown F&B merchants, to strengthen last-mile delivery capabilities.

●	Ryde Education Merit Awards (REMA) 2024: In February 2025, Ryde announced the recipients of the Ryde Education Merit Awards (REMA) 2024 recognizing academic achievements of driver-partners’ children.

●	Acquisition of 40% stake in Atoll: In June 2025, Ryde acquired a 40 % shareholding in Atoll Discovery, a Singapore Electric Vehicle rental company (operating approximately 100 BYD electric vehicles).

●	Partnership with Tencent Cloud: In June 2025, Ryde announced a tie-up with Tencent Cloud to support in-app communication between rider and drivers, as well as to explore WeChat Mini Program integration across SEA.

“The first half of 2025 was a period of strong progress and disciplined execution for Ryde,” said Terence Zou, Ryde’s Founder and Chief Executive Officer. “We delivered revenue growth of 31% year-on-year to S$5.7 million and improved our adjusted EBITDA deficit by 14%, reflecting the success of our ongoing efforts to optimize operational efficiency and enhance platform engagement. Our zero-commission model and rider-first approach continue to strengthen our ecosystem, while strategic initiatives such as our Electric Vehicle partnership with Atoll and technology collaboration with Tencent Cloud lay the groundwork for long-term growth.”

“With a more efficient cost structure, expanding demand, and a stronger foundation in green and premium mobility, we remain confident in our ability to scale sustainably and deliver lasting value for all our stakeholders.” Mr. Zou concluded.

About Ryde Group Ltd

Ryde is a super mobility app founded in Singapore and recognised as the world’s FIRST on-demand carpooling app since 2014. As a publicly listed company on the NYSE American, Ryde is reimagining the way people and goods move around by offering a full suite of services, including carpooling, private hire, taxi, and delivery. What distinguishes Ryde is its commitment to empowering private-hire and taxi partners by taking 0% commission, ensuring that drivers retain more of their hard-earned earnings. For more information, please visit https://rydesharing.com/.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Contacts

For Media Relations:

Media Team

Ryde Group Ltd

Email: media@rydesharing.com

For Investor Relations:

Investor Relations Team

Ryde Group Ltd

Email: investor@rydesharing.com

Non-US GAAP Financial Measures

This document includes references to non-US GAAP financial measures. Ryde uses these non-US GAAP financial measures for financial and operational decision-making and as a means to evaluate period-to-period comparisons, and Ryde’s management believes that these non-IFRS financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of its recurring core business operating results. However, there are a number of limitations related to the use of non-US GAAP financial measures, and as such, the presentation of these non-US GAAP financial measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with US GAAP. In addition, these non-US GAAP financial measures may differ from non-US GAAP financial measures with comparable names used by other companies. See below for additional explanations about the non-US GAAP financial measures, including their definitions and a reconciliation of these measures to the most directly comparable US GAAP financial measures.

Explanation of non-IFRS financial measures:

Adjusted EBITDA is a non-US GAAP financial measure calculated as net loss adjusted to exclude: (a) finance cost, (b) income tax expenses, (c) depreciation and amortization, (d) share-based compensation, and (e) impairment loss on goodwill.

Adjusted EBITDA has limitations as a financial measure, should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with US GAAP. For a reconciliation of Adjusted EBITDA to the most directly comparable US GAAP measure see the section titled “Reconciliation of Non-IFRS Financial Measures”.

Reconciliation of Non-IFRS Financial Measures

To supplement our financial information, we use the following non-US GAAP financial measures: Adjusted EBITDA. However, the definitions of our non-US GAAP financial measures may be different from those used by other companies, and therefore, may not be comparable. Furthermore, these non-US GAAP financial measures have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated financial statements that are necessary to run our business. Thus, these non-US GAAP financial measures should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with US GAAP. We compensate for these limitations by providing a reconciliation of these non-US GAAP financial measures to the related US GAAP financial measures. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view these non-IFRS financial measures in conjunction with their respective related US GAAP financial measures.

The following tables provide reconciliations of Adjusted EBITDA.

	For the six months ended June 30,
	2024	2025	2025
	S$’000	S$’000	US$’000

Net loss	(13,542)	(4,812)	(3,783)
Depreciation and amortization expenses	247	302	237
Finance costs	75	3	2
Share-based compensation	9,807	1,542	1,212
Income tax expenses	-	32	25
Adjusted EBITDA	(3,413)	(2,933)	(2,307)

Unaudited Summary of Financial Results

Condensed Consolidated Statement of Operations and Comprehensive Loss

	For six months ended June 30,
	2024	2025	2025
	S$’000	S$’000	US$’000

Revenue	4,376	5,748	4,519

Drivers and riders cost and related expenses	(1,975)	(2,922)	(2,297)
Total expenses, net	(6,136)	(6,128)	(4,817)
Operational loss	(3,735)	(3,302)	(2,595)
Share-based compensation	(9,807)	(1,542)	(1,212)
Loss before income taxes	(13,542)	(4,844)	(3,808)
Income tax expense	-	32	25
Net loss	(13,542)	(4,812)	(3,782)
Other comprehensive loss
Foreign currency translation adjustment	37	(233)	(183)
Total other comprehensive loss	(13,505)	(5,045)	(3,966)
Less: Comprehensive loss attributable to non-controlling interest	(12)	(2)	(2)
Comprehensive loss attributable to Ryde Group Ltd	(13,493)	(5,043)	(3,964)

Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.81)	(0.18)	(0.14)

Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted (‘000)	16,577	27,391	27,391

Condensed Consolidated Balance Sheet

	December 31, 2024	June 30, 2025	June 30, 2025
	S$’000	S$’000	US$’000
Assets
Current assets	8,188	4,501	3,538
Non-current assets	896	2,764	2,173
Total assets	9,084	7,265	5,711

Liabilities and shareholders’ equity
Liabilities
Current liabilities	5,125	4,988	3,921
Non-current liabilities	91	20	16
Total liabilities	5,216	5,008	3,937
Shareholders’ equity	3,868	2,257	1,774
Total liabilities and shareholders’ equity	9,084	7,265	5,711